SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September 2004

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

October 4, 2004	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig purchases Statoil’s share in West Navigator

Stavanger, Norway (September 8, 2004)

Smedvig has signed a letter of intent to purchase Statoil’s 50 percent share in the ultra deepwater drillship West Navigator, increasing Smedvig’s ownership share to 100 percent. The agreed purchasing price is US$ 175 million. Smedvig will receive 100 percent of West Navigator’s cash flow from May 1, 2004. As a consequence, Smedvig’s book value at transfer of ownership is estimated to US$ 168 million. The agreement is subject to board approval.

Kjell E Jacobsen, CEO in Smedvig asa, says: “West Navigator is one of the world’s most modern and advanced drillships, and has drilled the majority of the deepwater wells in the North Atlantic area. West Navigator has secured long-term employment until the fourth quarter 2007. The purchase of Statoil’s share in the drillship increases our exposure to the deep water, a growing market in the years to come.”

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Hilde Waaler, Public Relations Manager +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Dayrate agreement for West Epsilon

Stavanger, Norway (September 9, 2004)

Smedvig and BP Norge AS has reached an agreement with regard to the dayrate for the ultra large jack-up drilling rig West Epsilon on the Valhall Flank in the North Sea. The dayrate is applicable for a drilling program of a total of eight wells, two firm wells and options for six additional wells. Estimated duration for the eight wells drilling program is approximately one year. Duration for the two fixed wells is estimated to approximately 70 days. The two companies have agreed on an incentive based dayrate which suggests that the contract value for the two fixed wells will be between US$ 9.5 million and US$ 11.2 million. Based on West Epsilon’s previous drilling performance, the expected contract value is estimated to US$ 10.3 million. The agreement is subject to partner approval.

Contact person:

Jim Dåtland, Investor Relations Manager +47 90 57 61 20

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and engineering on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

On September 15, 2004, Director of the Board and primary

insider of Smedvig asa Mr. Andrew C. Salvesen sold 35,100

Class A shares at a price of NOK 86.3 per share on average.

After the transaction Mr. Salvesen`s holdings are 43,300

Class A shares and zero Class B shares.

SME—Trading by primary insiders

On September 16, 2004, Director of the Board and primary

insider of Smedvig asa Mr. Andrew C. Salvesen sold 43,300

Class A shares at a price of NOK 85.9 per share on average.

After the transaction Mr. Salvesen`s holdings are zero

Class A shares and zero Class B shares.

NEWS RELEASE

Smedvig acquires the remaining part of West Alpha

Stavanger, Norway (September 22, 2004)

Smedvig is in the process of acquiring KS Difko XLIV’s 50 percent ownership interest in the fourth generation semi submersible drilling rig West Alpha, increasing Smedvig’s ownership share to 100 percent. The purchase price is US$ 75 million combined with an additional payment dependent of the price development of Smedvig’s Class A share in the period until December 31, 2005. The share price range that forms the basis for the additional payment is between NOK 90 and NOK 140. The additional payment is calculated prorate from a principal amount of US$ 5 million. The agreement is effective from July 1, 2005 and is subject to board approval and the KS Difko XLIV Annual General Meeting approval. The purchase will be fully financed through bank debt.

West Alpha is owned 50/50 by Smedvig and KS Difko XLIV, respectively. Smedvig owns eight percent of KS Difko XLVI. West Alpha is operating for Statoil on the Kristin field on the Norwegian continental shelf and has a firm contract until February 2005.

Kjell E Jacobsen, CEO in Smedvig asa, says: “West Alpha is a technically advanced drilling rig which has undertaken extensive upgrading during the last years. The rig is especially well suited for complex completion of production wells. This acquisition is in line with the company’s strategy focusing on quality drilling units.”

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 90 57 61 20

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures new contract for T-3 in Southeast Asia

Stavanger, Norway (September 28, 2004)

Smedvig has been awarded a letter of intent by ConocoPhillips for the self-erecting tender rig T-3. The production drilling assignment in Indonesia has a duration of approximately 60 days, scheduled to start mid October 2004. The contract value is estimated to approximately US$ 4.5 million, including mobilization and demobilization fee of US$ 1.8 million.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

NEWS RELEASE

West Alliance released from drilling contract

Stavanger, Norway (September 28, 2004)

Unocal Indonesia has today notified Smedvig that they will exercise their right to terminate the contract for the semi-tender West Alliance, effective from mid December 2004.

West Alliance is contracted for production drilling on the West Seno field offshore Indonesia, currently operating on the TLP A platform. The contract also included drilling from the TLP B platform. However, due to postponement of TLP B, West Alliance will be released after completion of the drilling program on the

West Seno TLP A.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and well services. Smedvig has a fleet of three modern drilling rigs, one drillship and ten tender rigs and has one tender rig under construction. The company holds contracts for production drilling, engineering and well services.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them to differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2003 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.com.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.com

E-mail: smedvig@smedvig.no

SME—Third quarter 2004 results

In connection with the third quarter 2004 results, senior

management will discuss the results in a teleconference on

Thursday October 21, 2004 at 17:00 Norwegian time (US 11:00

a.m. ET). The numbers to dial are: International

+1 706 634 1387, US (800) 374 0724. Please call 10 minutes

prior to start time.